Exhibit 99.1

FOR IMMEDIATE RELEASE

Investors:	Media:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN CLOSES SALE OF RIGHTS TO PRIALT IN EUROPE TO EISAI

DUBLIN, IRELAND, March 20, 2006 -- Elan Corporation, plc today announced that it has completed the sale of the rights to Prialt™ (ziconotide, non-opioid severe chronic pain agent) in Europe to Eisai Co., Ltd. Under the terms of the sale, Elan received approximately $50 million at the closing and will receive a further $10 million on the earlier of two years from closing or the launch of Prialt in key European markets, and may receive an additional $40 million contingent on Prialt achieving revenue related milestones in Europe. Elan retains the product rights in the United States.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This press release contains forward-looking statements about the sale of the European rights to Prialt.  In particular, the receipt and timing of milestone-based payments to Elan is uncertain.   For more information about the risks and uncertainties that affect Elan please see our Annual Report on Form 20-F, as amended, and our filings on Form 6-K, all as filed with the Securities and Exchange Commission. Elan assumes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.